A19, 3/5/2003

03002887

cm

SE[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51954

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2003 WASH. D.C. 165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Penn-Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 North Martingale Road
(No. and Street)

Schaumburg, Illinois 60173
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maureen A. Klouda **(847) 466-8346**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

110 West Berry Street, Suite 2300 **Fort Wayne** **IN** **46802**
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Maureen A. Klouda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Penn-Pacific Securities, Inc, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
JOSEPHINE CARUTHERS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2-5-2005

Signature

Vice President/Chief Compliance Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE—DECEMBER 31, 2002

First Penn-Pacific Securities, Inc.
(Name of Respondent)

10 North Martingale Road
Schaumburg, Illinois 60173
(Address of principal executive office)

Maureen A. Klouda; 10 North Martingale Road
Schaumburg, Illinois 60173

(Name and Address of person authorized to receive notices and communications from the Securities and Exchange Commission)

WR 0301-0389350

Financial Statements and Supplementary Information

FIRST PENN-PACIFIC SECURITIES, INC.

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

First Penn-Pacific Securities, Inc.

Financial Statements and Supplementary Information

Years ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

■ Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

■ Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
First Penn-Pacific Securities, Inc.

We have audited the accompanying statements of financial condition of First Penn-Pacific Securities, Inc. (a indirect, wholly owned subsidiary of Lincoln National Corporation) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Penn-Pacific Securities, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 31, 2003

First Penn-Pacific Securities, Inc.

Statements of Financial Condition

	December 31	
	2002	**2001**
Assets		
Cash	$ **32,888**	$ 43,845
Account receivable	**-**	8,368
Prepaid expenses	**11,542**	13,373
Income tax recoverable from parent	**15,888**	22,545
Total assets	$ **60,318**	$ 88,131
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized; 100 shares issued and outstanding	$ **15,000**	$ 15,000
Additional paid-in capital	**115,000**	115,000
Accumulated deficit	**(69,682)**	(41,869)
Total stockholder's equity	$ **60,318**	$ 88,131

See accompanying notes.

First Penn-Pacific Securities, Inc.

Statements of Operations

	Year ended December 31	
	2002	**2001**
Operating expenses	**$ 42,789**	$ 34,556
Loss before taxes	**(42,789)**	(34,556)
Federal income tax benefit	**14,976**	12,094
Net loss	**$ (27,813)**	$ (22,462)

See accompanying notes.

First Penn-Pacific Securities, Inc.

Statements of Changes in Stockholder's Equity

	Year ended December 31	
	2002	**2001**
Common stock—balance at beginning and end of the year	**$ 15,000**	$ 15,000
Additional paid-in capital:		
Balance at beginning of year	**115,000**	75,000
Capital contributions	**-**	40,000
Balance at end of year	**115,000**	115,000
Accumulated deficit:		
Balance at beginning of year	**(41,869)**	(19,407)
Net loss	**(27,813)**	(22,462)
Balance at end of year	**(69,682)**	(41,869)
Stockholder's equity at end of year	**$ 60,318**	$ 88,131

See accompanying notes.

First Penn-Pacific Securities, Inc.

Statements of Cash Flows

	Year ended December 31	
	2002	**2001**
Operating activities		
Net loss	**$ (27,813)**	$ (22,462)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Decrease (increase) in account receivable	**8,368**	(8,368)
Decrease (increase) in prepaid expenses	**1,831**	(4,031)
Decrease (increase) in income tax recoverable from parent	**6,657**	(12,094)
Net cash used in operating activities	**(10,957)**	(46,955)
Financing activities		
Capital contributions	**-**	40,000
Net cash provided by financing activities	**-**	40,000
Net decrease in cash	**(10,957)**	(6,955)
Cash at beginning of year	**43,845**	50,800
Cash at end of year	**$ 32,888**	$ 43,845

See accompanying notes.

First Penn-Pacific Securities, Inc.

Notes to Financial Statements

1. Organization and Operation

First Penn-Pacific Securities, Inc. ("FPPSI") is a wholly owned subsidiary of First Penn-Pacific Life Insurance Company ("First Penn"), which is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC"). FPPSI is registered as a "limited" broker-dealer, and was established to sell mutual funds, variable life and variable annuities on a wholesale-basis.

2. Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Securities and Exchange Commission ("SEC") pertaining to the Financial and Operational Combined Uniform Single ("FOCUS") Report.

The preparation of the financial statements of FPPSI requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Income Taxes

FPPSI has elected to file consolidated federal and state income tax returns with First Penn, LNL and LNC. Pursuant to an intercompany tax sharing agreement with LNC, FPPSI provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that FPPSI will receive benefit for net operating losses, capital losses and tax credits which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

FPPSI's income tax recoverable from parent at December 31, 2002 and 2001 is comprised of tax benefits associated with operating losses.

During 2002, LNC reimbursed FPPSI for the income tax benefit created in 2001 and 2000 that LNC was able to utilize in LNC's consolidated 2001 tax return.

3. Related Party Transactions

FPPSI, has an expense agreement with First Penn whereby First Penn incurs certain administrative costs that have not been allocated and charged to FPPSI.

4. Net Capital Requirements and Reserve Information

FPPSI, as a registered "limited" broker-dealer, is required to maintain minimum net capital of $5,000 under the SEC Uniform Net Capital Rule 15c3-1 paragraphs (a)(1)(i) and (a)(2)(vi). At December 31, 2002, FPPSI had net capital of $32,888, which was $27,888 in excess of its required net capital of $5,000.

The operations of FPPSI do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the 34 Act do not apply under the exemption allowed by paragraph (k)(2)(B).

Supplementary Information

First Penn-Pacific Securities, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital		
Total stockholder's equity	$	60,318
Deduct total nonallowable assets and other deductions		27,430
Net capital	$	32,888
Minimum net capital requirement	$	5,000
Excess net capital	$	27,888
Excess net capital at 120% of minimum net capital	$	26,888

First Penn-Pacific Securities, Inc.

Statement of Pursuant to SEC Rule 17a-5(d)(4)

As of December 31, 2002

There were no material differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 included in the accompanying supplementary information and the computation included in FPPSI's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2002.

Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Report of Independent Auditors on Internal Accounting Controls Required by SEC Rule 17a-5

Board of Directors and Shareholder
First Penn-Pacific Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Penn-Pacific Securities, Inc. ("FPPSI") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by FPPSI, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because FPPSI does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by FPPSI in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of FPPSI is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which FPPSI has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that FPPSI's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Ernst + Young LLP

January 31, 2003